Exhibit 2

Freescale Semiconductor, Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Nine Months Ended
(in millions, except per share amounts)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Net sales	$1,120	$1,213	$3,487	$3,531
Cost of sales	581	651	1,819	1,927

Gross margin	539	562	1,668	1,604
Research and development	197	213	635	642
Selling, general and administrative	115	122	359	376
Amortization expense for acquired intangible assets	4	4	14	11
Reorganization of business, merger expenses and other	35	8	67	25

Operating earnings	188	215	593	550
Loss on extinguishment or modification of long-term debt	(19)	(10)	(49)	(69)
Other expense, net	(68)	(82)	(217)	(268)

Earnings before income taxes	101	123	327	213
Income tax expense (benefit)	21	(2)	55	25

Net earnings	$80	$125	$272	$188

Net earnings per share:
Basic	$0.26	$0.41	$0.88	$0.64
Diluted	$0.25	$0.40	$0.86	$0.62
Weighted average common shares outstanding:
Basic	311	304	309	295
Diluted	318	309	317	301

See accompanying notes.

Freescale Semiconductor, Ltd.

Condensed Consolidated Statements of Comprehensive Earnings

(Unaudited)

	Three Months Ended		Nine Months Ended
(in millions)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Net earnings	$80	$125	$272	$188
Other comprehensive (loss) earnings, net of tax:
Derivative instruments adjustments:
Unrealized losses arising during the period	(25)	(9)	(33)	(3)
Reclassification adjustment for items in net earnings	6	(2)	12	—
Post-retirement adjustments:
Gains arising during the period	—	—	101	—
Amortization of actuarial losses in net earnings	(2)	—	(1)	(1)

Other comprehensive (loss) earnings	(21)	(11)	79	(4)

Comprehensive earnings	$59	$114	$351	$184

See accompanying notes.

Freescale Semiconductor, Ltd.

Condensed Consolidated Balance Sheets

(in millions)	October 2, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and cash equivalents	$552	$696
Accounts receivable, net	587	562
Inventory, net	766	745
Other current assets	154	166

Total current assets	2,059	2,169
Property, plant and equipment, net	757	750
Intangible assets, net	52	59
Other assets, net	291	297

Total assets	$3,159	$3,275

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities:
Current portion of long-term debt and capital lease obligations	$35	$35
Accounts payable	414	413
Accrued liabilities and other	346	397

Total current liabilities	795	845
Long-term debt	5,060	5,535
Other liabilities	383	476

Total liabilities	6,238	6,856

Shareholders’ deficit:
Preferred shares, par value $0.01 per share; 100 shares authorized, no shares issued and outstanding at October 2, 2015 and December 31, 2014	—	—
Common shares, par value $0.01 per share; 900 shares authorized, 311 and 305 issued and outstanding at October 2, 2015 and December 31, 2014, respectively	3	3
Additional paid-in capital	9,323	9,163
Treasury shares at cost	(9)	—
Accumulated other comprehensive earnings (loss)	53	(26)
Accumulated deficit	(12,449)	(12,721)

Total shareholders’ deficit	(3,079)	(3,581)

Total liabilities and shareholders’ deficit	$3,159	$3,275

See accompanying notes.

Freescale Semiconductor, Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended
(in millions)	October 2, 2015	October 3, 2014
Cash flows from operating activities:
Net earnings	$272	$188
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	205	200
Reorganization of business, merger expenses and other	67	25
Share-based compensation	66	50
Excess tax benefits from share-based compensation plans	(26)	(5)
Deferred incomes taxes	30	4
Loss on extinguishment or modification of long-term debt, net	49	69
Other non-cash items	27	28
Changes in operating assets and liabilities:
Accounts receivable, net	(44)	(252)
Inventory, net	(13)	35
Accounts payable and accrued liabilities	(122)	55
Other operating assets and liabilities	22	(57)

Net cash provided by operating activities	533	340

Cash flows from investing activities:
Purchases of property, plant and equipment	(137)	(175)
Acquisitions and strategic investment activity	(33)	(11)
Proceeds from sale of property, plant and equipment and assets held for sale	—	1
Payments for purchased licenses and other assets	(54)	(63)
Proceeds from note receivable	4	—

Net cash used for investing activities	(220)	(248)

Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations(1)	(721)	(1,451)
Debt issuance proceeds, net of debt issuance costs(1)	200	590
Proceeds from equity offering, net of offering costs	—	717
Proceeds from stock option exercises and ESPP share purchases	61	44
Excess tax benefits from share-based compensation plans	26	5
Payments for contractual arrangements	(2)	—
Purchases of treasury shares	(9)	—

Net cash used for provided by financing activities	(445)	(95)

Effect of exchange rate changes on cash and cash equivalents	(12)	(7)

Net decrease in cash and cash equivalents	(144)	(10)
Cash and cash equivalents, beginning of period	696	747

Cash and cash equivalents, end of period	$552	$737

(1)	As discussed in the Annual Report, Freescale Inc. issued a $2.7 billion term loan in the first quarter of 2014, of which $2.1 billion was a non-cash exchange with existing lenders and is not reflected in the above presentation.

See accompanying notes.

Freescale Semiconductor, Ltd.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Dollars in millions, except as noted)

(1)	Overview and Basis of Presentation

Overview: Freescale Semiconductor, Ltd. (“Freescale Ltd.”), based in Austin, Texas, is a global leader in microcontrollers (“MCUs”) and digital networking processors, commonly referred to as embedded processors. Embedded processors are the backbone of electronic systems, providing essential control, intelligence and security, while enhancing performance and power efficiency. We combine our embedded processors with our complementary analog, sensor and radio frequency (“RF”) devices, as well as a full suite of software and design tools, to provide highly integrated embedded processing solutions that streamline customer development efforts, lower their costs and shorten their time to market.

A number of trends are driving growth in our end markets, including advances in automotive safety and electronics, the expansion of cloud computing, the proliferation of low-power, energy-efficient control devices, the build-out of next generation communications infrastructure, and the Internet of Things, an emerging network of smart devices designed to help make our lives safer and more productive. Our product and strategic focus is to serve the need for increased connectivity and enhanced intelligence critical to fast growing semiconductor applications while keeping the connection secure. Our business is organized around five principal product groups: Microcontrollers, Digital Networking, Automotive MCU, Analog & Sensors, and RF. We provide our customers secure embedded processing solutions along with complementary devices for the automotive, networking, industrial and consumer end markets.

We have a heritage of innovation and product leadership spanning more than 50 years that has resulted in an extensive intellectual property portfolio. We leverage our intellectual property portfolio, deep customer relationships built over many years of close collaboration, extensive suite of software and design tools and technical expertise to introduce innovative new products and platform-level solutions for our target markets. We believe our ability to leverage our intellectual property across product lines and target markets enables us to be early to market with many of our products. As a result, we have established leadership positions in many of our core markets. We sell our products directly to original equipment manufacturers, distributors, original design manufacturers and contract manufacturers. Freescale Ltd. and its wholly-owned subsidiaries, including Freescale Semiconductor, Inc. (“Freescale Inc.”), are collectively referred to as the “Company,” “Freescale,” “we,” “us” or “our,” as the context requires.

Proposed Merger: On March 1, 2015, Freescale Ltd. entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Freescale, NXP Semiconductors N.V., a Dutch public limited liability company (“NXP”), and Nimble Acquisition Limited, a Bermuda exempted limited liability company and a wholly-owned, indirect subsidiary of NXP (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Freescale (the “Proposed Merger”), with Freescale surviving the Proposed Merger as a wholly-owned, indirect subsidiary of NXP. At the effective time of the Proposed Merger, pursuant to the terms of the Merger Agreement, each issued and outstanding share of Freescale common stock, other than treasury shares held by Freescale or shares owned by NXP or its subsidiaries, will be cancelled and automatically converted into the right to receive $6.25 per share in cash, without interest, plus 0.3521 of an authorized, issued and fully paid ordinary share of NXP, par value EUR 0.20 per share. NXP intends to fund the cash portion of the merger consideration with a combination of cash on hand and fully-committed debt financing and also intends to refinance certain of Freescale Inc.’s existing debt with fully-committed debt financing. On July 2, 2015, shareholders of Freescale Ltd. and NXP independently approved the Proposed Merger. Pending satisfaction of other customary closing conditions, including foreign regulatory approvals, the Proposed Merger is currently expected to close in the fourth quarter of 2015.

The Merger Agreement contains certain termination rights for Freescale and NXP, including if the Proposed Merger is not consummated before March 1, 2016, subject to certain extension rights. Upon termination of the Merger Agreement under specified circumstances, NXP or Freescale will be required to pay the other party termination fees of up to $600 million.

During the third quarter and first nine months of October 2, 2015, Freescale recorded expenses of $10 million and $24 million, respectively, consisting primarily of legal costs, retention incentives and dedicated resources associated with the Proposed Merger in the Condensed Consolidated Statement of Operations.

Basis of Presentation: The accompanying condensed consolidated financial statements for Freescale Ltd. as of October 2, 2015 and December 31, 2014, and for the three and nine months endedOctober 2, 2015 and October 3, 2014 are unaudited, with the December 31, 2014 amounts included herein derived from the audited consolidated financial statements. In the opinion of management, these unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of October 2, 2015 and for all periods presented. Certain amounts reported in previous periods have been reclassified to conform to the current period presentation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) have been omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our December 31, 2014 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 6, 2015 (the “Annual Report”). The results of operations for the three and nine months endedOctober 2, 2015 are not necessarily indicative of the operating results to be expected for the full year.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. In addition to the items described below, our significant accounting policies and critical estimates are disclosed in our Annual Report. Refer to “Critical Accounting Policies and Estimates” within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report for more information.

Recent Accounting Pronouncements: In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The amendments in the ASU must be applied using either the retrospective or cumulative effect transition method and are effective for annual and interim periods beginning after December 15, 2017. Early adoption is not permitted. We are evaluating the effects, if any, adoption of this guidance will have on our consolidated financial statements.

(2)	Other Financial Data

Statements of Operations Supplemental Information

Loss on Extinguishment or Modification of Long-Term Debt

During the third quarter and first nine months of 2015, we recorded charges totaling $19 million and $49 million, respectively, in the Condensed Consolidated Statements of Operations associated with debt redemptions that occurred during the first nine months of 2015. These charges consisted of call premiums and the write-off of unamortized debt issuance costs associated with the extinguished debt in accordance with ASC Subtopic 470-50, “Modifications and Extinguishments” (“ASC Subtopic 470-50”). (Refer to Note 4, “Debt,” for discussion of these transactions.)

During the third quarter and first nine months of 2014, we recorded charges of $10 million and $69 million, respectively, in the Condensed Consolidated Statement of Operations associated with the debt redemption that occurred during the third quarter of 2014 along with the extinguishment of debt and the amendments to our senior secured credit facilities. These charges consisted of call premiums, the write-off of unamortized debt issuance costs and original issue discount (“OID”) associated with the extinguished debt and other expenses not eligible for capitalization in accordance with ASC Subtopic 470-50.

Other Expense, Net

The following table displays the amounts comprising other expense, net in the Condensed Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Interest expense	$(68)	$(84)	$(220)	$(274)
Interest income	1	3	3	9

Interest expense, net	(67)	(81)	(217)	(265)
Other, net	(1)	(1)	—	(3)

Other expense, net	$(68)	$(82)	$(217)	$(268)

Cash paid for interest was $32 million and $201 million during the third quarter and first nine months of 2015, respectively, and $95 million and $290 million during the third quarter and first nine months of 2014, respectively. Cash paid for interest in the first nine months of 2015 and 2014 included $4 million and $13 million, respectively, of accrued interest paid in connection with debt redemption transactions completed in those periods.

Net Earnings Per Share

We calculate earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per Share,” using the treasury stock method. Basic EPS is computed based on the weighted average number of common shares outstanding and unissued shares underlying vested restricted share units (“RSUs”) during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net earnings of the Company. During both the third quarter and first nine months of 2015, less than 1 million and during both the third quarter and first nine months of 2014, approximately, 10 million of the Company’s stock options, RSUs and a warrant were excluded from the calculation of diluted EPS, because the inclusion of these awards would have been anti-dilutive. These awards could be dilutive in the future if the average estimated fair value of the common shares increases and becomes greater than both the exercise price of these awards and the number of assumed repurchases of shares under the treasury stock method.

During the second quarter of 2015, we issued an aggregate of 843 thousand shares of our common stock to our largest shareholder, Freescale Holdings L.P. (“Freescale L.P.”) upon the net exercise of a warrant held by Freescale L.P. As this was a net exercise, no cash was paid upon exercise.

The following is a reconciliation of the numerators and denominators of the basic and diluted net earnings per common share computations for the periods presented:

	Three Months Ended		Nine Months Ended
(in millions, except per share amounts)	October 2, 2015	October 3, 2014	October 2, 2015	October 3, 2014
Basic net earnings per share:
Numerator:
Net earnings	$80	$125	$272	$188
Denominator:
Weighted average common shares outstanding(1)	311	304	309	295

Basic net earnings per share	$0.26	$0.41	$0.88	$0.64

Diluted net earnings per share:
Numerator:
Net earnings	$80	$125	$272	$188
Denominator:
Number of shares used in basic computation(1)	311	304	309	295
Add: Incremental shares for dilutive effect of warrants(2)	—	—	—	—
Add: Incremental shares for dilutive effect of stock options(3)	2	2	3	2
Add: Incremental shares for dilutive effect of unvested RSUs(4)	5	3	5	4

Adjusted weighted average common shares outstanding	318	309	317	301

Diluted net earnings per share	$0.25	$0.40	$0.86	$0.62

(1)	Weighted average common shares outstanding includes outstanding common shares of the Company and unissued common shares underlying vested RSUs.
(2)	A warrant to purchase an aggregate of 10 million common shares at $36.12 per share was net exercised on May 7, 2015 at a market price of $39.62 and 843 thousand common shares were issued. During the third quarter and first nine months of 2014, the warrant was not included in the computation of diluted EPS because the warrant’s exercise price was greater than the average fair market value of the common shares during those periods.
(3)	Stock options to purchase an aggregate of less than 1 million common shares that were outstanding during both the third quarter and first nine months of 2015 and less than 1 million during both the third quarter and first nine months of 2014 were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common shares, and the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense, potential windfall tax benefits and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
(4)	Unvested RSUs, of less than 1 million that were outstanding during both the third quarter and first nine months of 2015 and less than 1 million for both the third quarter and first nine months of 2014 were anti-dilutive and were not included in the computation of diluted EPS, because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and potential windfall tax benefits was greater than the weighted average number of outstanding unvested RSUs.

Statement of Cash Flows Supplemental Information

During the first nine months of 2015, we made specific strategic acquisitions and investments resulting in $33 million of investing cash outflows. In connection with these acquisitions, we have recorded $21 million in goodwill in the Condensed Consolidated Balance Sheet which is reported in other assets.

Balance Sheets Supplemental Information

Inventory, Net

Inventory, net consisted of the following:

	October 2, 2015	December 31, 2014
Work in process and raw materials	$553	$517
Finished goods	213	228

Inventory, net	$766	$745

As of October 2, 2015 and December 31, 2014, we had $55 million and $62 million, respectively, in reserves for inventory deemed obsolete or in excess of forecasted demand and for any inventory where cost exceeds the estimated net realizable value. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Property, Plant and Equipment, Net

Depreciation and amortization expense was $43 million and $129 million during the third quarter and first nine months of 2015, respectively, and $44 million and $129 million during the third quarter and first nine months of 2014, respectively. Accumulated depreciation and amortization was $2,908 million and $2,837 million at October 2, 2015 and December 31, 2014, respectively.

Accumulated Other Comprehensive Earnings

	Unrealized Losses on Derivatives	Unrealized (Losses) Gains on Post-retirement Obligations	Foreign Currency Translation	Total
Balance at January 1, 2015	$(26)	$(19)	$19	$(26)
Current period net change	(21)	100	—	79

Balance at October 2, 2015	$(47)	$81	$19	$53

Post-retirement Health Care Benefits

During the second quarter of 2015, the Company communicated an amendment to the Post-retirement Healthcare Plan. Starting January 1, 2016, benefits under the plan to participants over the age of 65 are paid to a retiree health reimbursement account instead of directly providing health insurance coverage to the participants. These participants will be able to use the fixed annual subsidy they receive through this account toward the purchase of their own health care coverage from private insurance companies and for reimbursement of eligible health care expenses. This change resulted in a re-measurement of the plan during the second quarter of 2015, which reduced the net liability by $101 million and generated deferred prior service costs recorded within accumulated other comprehensive earnings of $101 million, net of taxes. The deferred prior service cost will be recognized over approximately 16 years, which is the period which the remaining eligible employees eligible for the plan will qualify for benefits under the plan.

(3)	Fair Value Measurement

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are market inputs participants would use in valuing the asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect management’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable; and,

Level 3 – inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

We measure cash and cash equivalents, derivative contracts and certain other assets and liabilities, as required, at fair value on a recurring basis. The tables below set forth, by level, the fair value of these assets and liabilities as of October 2, 2015 and December 31, 2014. The table does not include assets and liabilities which are measured at historical cost or on any basis other than fair value. In the first nine months of both 2015 and 2014, there were no transfers between Level 1 and Level 2. We had no Level 3 instruments at October 2, 2015 or December 31, 2014.

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
As of October 2, 2015	Total	(Level 1)	(Level 2)
Assets
Time deposits (1)	$102	$102	$—
Money market mutual funds (1)	4	4	—
Foreign currency derivative contracts (2)	2	—	2
Interest rate swap agreements (3)	1	—	1

Total assets	$109	$106	$3

Liabilities
Foreign currency derivative contracts (2)	$17	$—	$17
Interest rate swap agreements (3)	32	—	32

Total liabilities	$49	$—	$49

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
As of December 31, 2014	Total	(Level 1)	(Level 2)
Assets
Time deposits (1)	$344	$344	$—
Money market mutual funds (1)	7	7	—
Foreign currency derivative contracts (2)	3	—	3
Interest rate swap agreements (3)	1	—	1

Total assets	$355	$351	$4

Liabilities
Foreign currency derivative contracts (2)	$19	$—	$19
Interest rate swap agreements (3)	13	—	13
Commodity derivative contracts (4)	1	—	1

Total liabilities	$33	$—	$33

The following footnotes indicate where the noted items are reported in our Condensed Consolidated Balance Sheets at October 2, 2015 and December 31, 2014:

(1)	Time deposits and money market mutual funds are reported as cash and cash equivalents. The decline in time deposits from December 31, 2014 to October 2, 2015 was attributable to the overall reduction in the target level of cash and cash equivalents as discussed in the Annual Report.
(2)	Foreign currency derivative contracts are reported as other current assets or accrued liabilities and other.

(3)	Interest rate swap arrangements are reported as current assets, accrued liabilities and other or other liabilities.
(4)	Commodity derivative contracts are reported as accrued liabilities and other.

Valuation Methodologies

In determining the fair value of our interest rate swap derivatives, we use the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency and commodity derivatives, we use forward contract valuation models employing market observable inputs, such as spot and forward rates for currencies and commodities. Since we only use observable inputs in our valuation of our derivative assets and liabilities, they are considered Level 2. Refer to Note 5, “Risk Management,” for further information on our foreign currency and commodity derivative contracts and our interest rate swap agreements.

Fair Value of Other Financial Instruments

In addition to the assets and liabilities described above, our financial instruments also include accounts receivable, other investments, accounts payable, accrued liabilities and long-term debt. Except for the fair value of our long-term debt, which was approximately $5,119 million, exclusive of $35 million of current maturities, at October 2, 2015, and approximately $5,568 million, exclusive of $35 million of current maturities, at December 31, 2014, the fair values of these financial instruments were not materially different from their carrying or contract values on those dates. The fair value of our long-term debt is considered a Level 1 input based on broker trading prices in active markets.

(4)	Debt

The carrying value of our long-term debt at October 2, 2015 and December 31, 2014 consisted of the following:

	October 2, 2015	December 31, 2014
Amended 2020 Term Loan	$2,657	$2,674
2021 Term Loan	778	783
2019 Revolver	200	—
Senior secured 5.00% notes due 2021	500	500
Senior secured 6.00% notes due 2022	960	960
Senior unsecured 10.75% notes due 2020	—	473
Senior unsecured 8.05% notes due 2020	—	180

Total debt	5,095	5,570
Less: current maturities	(35)	(35)

Total long-term debt	$5,060	$5,535

First, Second and Third Quarter of 2015 Debt Redemption Transactions

On August 5, 2015, after the requisite notice period, Freescale Inc. redeemed the remaining $302 million principal amount of the senior unsecured 10.75% notes due 2020 (the “10.75% Unsecured Notes”) and recorded a $19 million charge, reflective of call premiums and the write-off of unamortized debt issuance costs on the extinguished notes. This redemption was funded by $102 million of cash on hand and $200 million of borrowings under the revolving credit facility due on February 1, 2019 (the “2019 Revolver”).

On May 6, 2015, after the requisite notice period, Freescale Inc. redeemed $100 million principal amount of the 10.75% Unsecured Notes and recorded a $9 million charge, reflective of call premiums and the write-off of unamortized debt issuance costs on the extinguished notes.

On February 9, 2015, after the requisite notice period, Freescale Inc. redeemed the remaining $180 million principal amount of the senior unsecured 8.05% notes due 2020 (the “8.05% Unsecured Notes”) and $70 million principal amount of the 10.75% Unsecured Notes and recorded a $21 million charge, reflective of call premiums and the write-off of unamortized debt issuance costs on the extinguished notes.

Credit Facility

At October 2, 2015, Freescale Inc.’s senior secured credit facilities (the “Credit Facility”) included (i) the senior secured term loan facility maturing in 2020 (the “Amended 2020 Term Loan”), (ii) the senior secured term loan facility maturing in 2021 (the “2021 Term Loan”) and (iii) the 2019 Revolver, including letters of credit and swing line loan sub-facilities, with a committed capacity of $400 million. At October 2, 2015, the interest rate on the Amended 2020 Term Loan and the 2021 Term Loan was 4.25% and 5.00%, respectively. The available capacity under the 2019 Revolver was $184 million, as reduced by $16 million of outstanding letters of credit and $200 million of outstanding borrowings, which bears interest at LIBOR plus 3.50%, with an effective interest rate of 3.69% as of October 2, 2015.

Amended 2020 Term Loan

At October 2, 2015, $2,673 million was outstanding under the Amended 2020 Term Loan, which will mature on March 1, 2020. The Amended 2020 Term Loan bears interest, at Freescale Inc.’s option, at a rate equal to a spread over either (i) a base rate equal to the higher of either (a) the prime rate of Citibank, N.A. or (b) the federal funds rate, plus one-half of 1%; or (ii) a LIBOR rate based on the cost of funds for deposit in the currency of borrowing for the relevant interest period, adjusted for certain additional costs. The third amended and restated credit agreement as of March 1, 2013 (the “Credit Agreement”) governs the terms of the Credit Facility and based on our total leverage ratio, provides that the spread over LIBOR with respect to the Amended 2020 Term Loan is 3.25%, with a LIBOR floor of 1.00%. Under the Credit Agreement, Freescale Inc. is required to repay a portion of the Amended 2020 Term Loan in quarterly installments in aggregate annual amounts equal to 1% of the initial balance, or $27 million annually. At October 2, 2015, the Amended 2020 Term Loan was recorded on the Condensed Consolidated Balance Sheet at a $16 million discount which is subject to accretion to par value over the term of the loan using the effective interest method.

2021 Term Loan

At October 2, 2015, $784 million was outstanding under the 2021 Term Loan, which will mature on January 15, 2021. The 2021 Term Loan bears interest, at Freescale Inc.’s option, at a rate equal to a spread over either (i) a base rate equal to the higher of either (a) the prime rate of Citibank, N.A. or (b) the federal funds rate, plus one-half of 1%; or (ii) a LIBOR rate based on the cost of funds for deposit in the currency of borrowing for the relevant interest period, adjusted for certain additional costs. Based on our total leverage ratio, the Credit Agreement provides that the spread over LIBOR with respect to the 2021 Term Loan is 3.75%, with a LIBOR floor of 1.25%. Under the Credit Agreement, Freescale Inc. is required to repay a portion of the 2021 Term Loan in quarterly installments in aggregate annual amounts equal to 1% of the initial balance, or $8 million annually. At October 2, 2015, the 2021 Term Loan was recorded on the Condensed Consolidated Balance Sheet at a $6 million discount which is subject to accretion to par value over the term of the loan using the effective interest method.

2019 Revolver

At October 2, 2015, $200 million was outstanding under the 2019 Revolver which will mature on February 1, 2019. The 2019 Revolver bears interest, at Freescale Inc’s option, at a rate equal to a spread over either (i) a base rate equal to the higher of either (a) the prime rate of Citibank, N.A. or (b) the federal funds rate, plus one-half of 1%; or (ii) a LIBOR rate based on the cost of funds for deposit in the currency of borrowing for the relevant interest period, adjusted for certain additional costs. Based on our Total Leverage Ratio as defined under the Credit Agreement, the spread over LIBOR with respect to the 2019 Revolver is currently 3.50%. At LIBOR plus 3.50%, the current interest rate on the $200 million borrowing is 3.69%. After giving effect to the $200 million borrowing, the available capacity under the 2019 Revolver is $184 million, as reduced by approximately $16 million of outstanding letters of credit.

Senior Notes

Freescale Inc. had an aggregate principal amount of $1,460 million in senior notes outstanding at October 2, 2015, consisting of (i) $500 million of 5.00% senior secured notes due 2021 (the “5.00% Secured Notes”) and (ii) $960 million of 6.00% senior secured notes due 2022 (the “6.00% Secured Notes”). With regard to these notes, interest is payable semi-annually in arrears as follows: (i) every May 15th and November 15th for the 5.00% Secured Notes and (ii) every May 15th and November 15th for the 6.00% Secured Notes.

Indentures and Covenant Compliance

The Credit Agreement and the indentures governing Freescale Inc.’s senior secured and senior unsecured notes (the “Indentures”) contain restrictive covenants that limit the ability of our restricted subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred shares, pay dividends and make other restricted payments, impose limitations on the ability of our restricted subsidiaries to pay dividends or make other distributions, create or incur certain liens, make certain investments, transfer or sell assets, engage in transactions with affiliates, merge or consolidate with other companies or transfer all or substantially all of our assets. Under the Credit Agreement and Indentures, Freescale Inc. must comply with conditions precedent that must be satisfied prior to any borrowing.

On March 23, 2015, Freescale Inc. launched consent solicitations to approve amendments to, and to waive certain provisions of, the indentures governing its 5.00% Secured Notes and 6.00% Secured Notes at the request and expense of NXP pursuant to the Merger Agreement. After the receipt of the required consents, on April 2, 2015 (the “Effective Date”), Freescale Inc. entered into (i) a supplemental indenture, by and among Freescale Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “2021 Trustee”), to the indenture dated as of May 31, 2013 (the “2021 Indenture”), by and among Freescale Inc., the guarantors named therein and the 2021 Trustee, governing the 5.00% Secured Notes, and (ii) a supplemental indenture, by and among Freescale Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (together with the 2021 Trustee, the “Trustees”), to the indenture dated as of November 1, 2013 (together with the 2021 Indenture, the “Supplemental Indentures”), by and among Freescale Inc., the guarantors named therein and the 2022 Trustee, governing the 6.00% Secured Notes (together with the 5.00% Secured Notes, the “Secured Notes”).

The Supplemental Indentures, among other things, (i) waive the right of holders of the Secured Notes to require Freescale to repurchase such holder’s Secured Notes as a result of the change of control resulting from the Proposed Merger, (ii) align the restricted group subject to the covenants in the indentures governing the Secured Notes with the restricted group subject to the covenants in the indentures governing existing NXP notes, and (iii) align certain other provisions of the indentures governing the Notes with the terms of the indentures governing existing NXP notes. The waivers became effective and operative as of the Effective Date. The amendments became effective as of the Effective Date, but will not become operative until the completion of the Proposed Merger. The cash payment in connection with the solicitations of consents will be made by NXP, or an agent on its behalf, after the satisfaction or waiver of the closing conditions to the Proposed Merger, and prior to the consummation of the Proposed Merger. If the cash payment is not made by the time of consummation of the Proposed Merger, the Supplemental Indentures will terminate upon written notice to the applicable Trustee by any noteholder entitled to receive such cash payment.

As of October 2, 2015, Freescale Inc. was in compliance with the covenants under the Credit Facility and the Indentures and met the total leverage ratio of 6.50:1 or lower, the senior secured first lien leverage ratio of 4.00:1 or lower and the fixed charge coverage ratio of 2.00:1 or greater but did not meet the consolidated secured debt ratio of 3.25:1 or lower. As of October 2, 2015, Freescale Inc.’s total leverage ratio was 3.86:1, senior secured first lien leverage ratio was 3.81:1, fixed charge coverage ratio was 4.94:1 and consolidated secured debt ratio was 4.27:1. Accordingly, we are currently restricted from incurring liens on assets securing indebtedness, except as otherwise permitted by the Indentures. The fact that we did not meet one of these ratios does not result in any default under the Credit Agreement or the Indentures.

Hedging Transactions

During 2014, we entered into cash flow designated interest rate swap agreements to hedge a portion of our variable rate debt against exposure to increasing LIBOR rates which may exceed the LIBOR floor on the Amended 2020 Term Loan in future periods. These agreements fix the interest rate on a portion of our variable rate debt beginning in 2016 and continuing through 2018. (Refer to Note 5, “Risk Management,” for further details of these hedging agreements.)

Debt Service

We are required to make debt service principal payments under the terms of our debt agreements. As of October 2, 2015, future obligated debt payments are $9 million during the remainder of 2015, $35 million in 2016, $35 million in 2017, $35 million in 2018, $235 million in 2019, $2,566 million in 2020 and $2,202 million thereafter. Subsequent to the end of the third quarter of 2015, we repaid $50 million of the outstanding borrowings under the 2019 Revolver with cash on hand.

(5)	Risk Management

Foreign Currency Risk

The functional currency for all of our foreign operations is the U.S. dollar. Accordingly, exchange rate gains and losses are recognized on transactions in currencies other than the U.S. dollar and included in operations for the period in which the exchange rates changed.

In order to reduce the exposure of our financial results resulting from fluctuations in exchange rates, our principal strategy has been to naturally hedge the foreign currency-denominated liabilities on our balance sheet against corresponding foreign currency-denominated assets, such that any changes in liabilities due to fluctuations in exchange rates are inversely offset by changes in their corresponding foreign currency assets. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have entered into foreign currency hedge agreements related to the currency and the amount of expenses we expect to incur in jurisdictions in which our operations are located. No assurance can be given that our hedging transactions will prevent us from incurring higher foreign currency-denominated costs when translated into our U.S. dollar-based accounts in the event of a weakening of the U.S. dollar on the non-hedged portion of our costs and expenses.

At October 2, 2015 and December 31, 2014, we had net outstanding foreign currency exchange contracts not designated as accounting hedges with notional amounts totaling approximately $129 million and $97 million, respectively, which are accounted for at fair value. These forward contracts have original maturities of three months or less. The fair value of the forward contracts was a net unrealized loss of $2 million and $1 million at October 2, 2015 and December 31, 2014, respectively. Forward contract losses of $4 million and $6 million for the third quarter and first nine months of 2015, respectively, and $4 million and $3 million for the third quarter and first nine months of 2014, respectively, were recorded in other expense, net in the Condensed Consolidated Statements of Operations related to our realized and unrealized results associated with these foreign exchange contracts. Management believes that these financial instruments will not subject us to undue risk of foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets and liabilities being hedged. The following table shows, in millions of U.S. dollars, the notional amounts of the most significant net foreign exchange hedge positions for outstanding foreign exchange contracts not designated as accounting hedges as of October 2, 2015 and December 31, 2014:

Buy (Sell)	October 2, 2015	December 31, 2014
Malaysian Ringgit	$40	$32
Chinese Renminbi	$25	$30
Japanese Yen	$23	$5
Euro	$23	$9
Indian Rupee	$3	$4

Cash Flow Hedges

We use foreign currency exchange contracts to hedge future expected cash flows associated with net sales, cost of sales, research and development expenses and selling, general and administrative expenses. These forward contracts have original maturities of 16 months or less. The following table shows, in millions of U.S. dollars, the notional amounts of the foreign exchange hedge positions for outstanding foreign exchange contracts designated as cash flow hedges under ASC Topic 815, “Derivatives and Hedging,” as of October 2, 2015 and December 31, 2014:

Buy (Sell)	October 2, 2015	December 31, 2014	Hedged Exposure
Malaysian Ringgit	$54	$93	Cost of sales
Chinese Renminbi	$51	$84	Cost of sales
	$15	$21	Research and development
	$15	$21	Selling, general and administrative
Japanese Yen	$31	$42	Cost of sales
	$7	$16	Selling, general and administrative
Euro	$(30)	$(39)	Net sales
Indian Rupee	$11	$—	Research and development
Israeli Shekel	$11	$—	Research and development

At October 2, 2015 and December 31, 2014, we had cash flow designated forward contracts with a total fair value of net unrealized losses of $14 million and $15 million, respectively. (Losses) gains of $(6) million and $(11) million during the third quarter and first nine months of 2015, respectively, and $1 million during both the third quarter and first nine months of 2014 were recorded in the Condensed Consolidated Statements of Operations related to our realized results associated with these cash flow hedges. Management believes that these financial instruments will not subject us to undue risk of foreign exchange movements because gains and losses on these contracts should offset losses and gains on the forecasted expenses being hedged.

Interest Rate Risk

We use interest rate swaps to assist in mitigating the interest rate risk associated with the variable rate portion of our debt portfolio. During 2014, we entered into cash flow designated interest rate swap agreements that fix the interest rate on a portion of our variable rate debt beginning in 2016. We are required to pay the counterparties a stream of fixed rate interest payments at a weighted average rate of: (i) 1.62% on a notional amount of $1.4 billion in 2016, (ii) 2.43% on a notional amount of $1.1 billion in 2017 and (iii) 2.95% on a notional amount of $800 million in 2018. In connection with these interest rate swap agreements, we will receive variable rate payments from the counterparties based on 1-month LIBOR, subject to a LIBOR floor of 1%, which coincides with the LIBOR floor on the Amended 2020 Term Loan. The fair value of the interest rate swap agreements was an unrealized loss of $29 million and $9 million at October 2, 2015 and December 31, 2014, respectively. (Refer to Note 4, “Debt,” for further details of our variable rate indebtedness.)

Counterparty Risk

Outstanding financial derivative instruments expose us to credit losses in the event of nonperformance by the counterparties to the agreements. We also enter into master netting arrangements with counterparties when possible to mitigate credit risk in derivative transactions. A master netting arrangement may allow counterparties to net settle amounts owed to each other as a result of multiple, separate derivative transactions. The credit exposure related to these financial instruments is represented by the contracts with a positive fair value at the reporting date. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate. As of October 2, 2015, we believe that our exposure to counterparty risk is immaterial.

(6)	Share and Equity-based Compensation

2011 Omnibus Incentive Plan

Non-qualified Options

During the first nine months of 2015, we granted approximately 1.6 million stock options under the 2011 Omnibus Incentive Plan, as amended and restated (the “2011 Plan”), to certain executives and employees. The majority of these stock options were granted on January 5, 2015 as part of the annual long-term incentive grant (the “2015 Annual Grant”). The awards granted in connection with the Annual Grant had a grant date fair value of $9.83 per share and an exercise price of $24.63 per share, which was equal to the stock price on January 5, 2015. Total compensation costs associated with the stock options under the 2015 Annual Grant was $12 million, net of estimated forfeitures.

Under the 2011 Plan, we have granted approximately 6.5 million non-qualified stock options in Freescale Ltd. (the “2011 Options”) with exercise prices ranging from $8.73 to $35.58 per share, to certain qualified participants, which remain outstanding as of October 2, 2015. The 2011 Options generally vest at a rate of 25% of the total grant on each of the first, second, third and fourth anniversaries of the date of grant and are subject to the terms and conditions of the 2011 Plan and related award agreements. As of October 2, 2015, we had approximately $26 million of unamortized expense, net of estimated forfeitures, which is being amortized on a straight-line basis over a period of four years to additional paid-in capital. The fair value of the 2011 Options was estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in the model are outlined in the following table:

	Nine Months Ended
	October 2, 2015	October 3, 2014
Weighted average grant date fair value per share	$9.90	$6.96
Weighted average assumptions used:
Expected volatility	45.00%	49.06%
Expected lives (in years)	4.75	4.75
Risk free interest rate	1.54%	1.42%
Expected dividend yield	—%	—%

A summary of changes in the 2011 Options outstanding during the nine months endedOctober 2, 2015 is presented below:

	Stock Options (in thousands)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance at January 1, 2015	6,987	$14.28	5	$76
Granted	1,612	$24.82
Terminated, canceled or expired	(596)	$16.31
Exercised	(1,513)	$14.41

Balance at October 2, 2015	6,490	$16.67	5	$127

Exercisable options at October 2, 2015	1,680	$12.85	4	$39

The intrinsic value of options exercised under this plan during the first nine months of 2015 and 2014 was $36 million and $5 million, respectively.

Restricted Share Units

During the first nine months of 2015, we granted approximately 4.1 million RSUs to certain executives and employees under the 2011 Plan. Included in this amount were RSUs granted in connection with the 2015 Annual Grant with a grant date fair value of $24.63 per RSU and total compensation cost of $69 million, net of estimated forfeitures. RSUs generally vest at a rate of 25% of the total grant on the first, second, third and fourth anniversaries of the date of grant, or on another vesting schedule depending on the award, and are subject to the terms and conditions of the 2011 Plan and related award agreements. Also included in this amount were RSUs granted for retention of technical employees in connection with the Proposed Merger with a grant date fair value of $39.53 per RSU, total compensation cost of $15 million, net of estimated forfeitures, which vest 100% on the 18-month anniversary of the grant date. The expense associated with these retention RSUs is classified in reorganization of business, merger expenses and other in our Consolidated Statement of Operations. RSUs are not entitled to dividends or voting rights, if any, until the underlying common shares are delivered. The fair value of the RSU awards is recognized on a straight-line basis over the vesting period.

Also during the first nine months of 2015, we granted approximately 0.6 million performance-based RSUs (“TSR”) to certain executives in connection with the 2015 Annual Grant. Each TSR, which cliff vests on the third anniversary of the date of grant, entitles the grant recipient to receive from 0 to 1.50 common shares for each of the target units awarded based on the relative total shareholder return of the Company’s share price as compared to a set of peer companies. The Company estimates the fair value of the TSRs using a Monte Carlo valuation model, which includes a modifier for market results. The grant date fair value for the TSRs granted in connection with the 2015 Annual Grant was $25.87 per TSR, with a total compensation cost of $13 million, net of estimated forfeitures. TSRs are amortized on a straight-line basis over a period of 3 years to additional paid-in capital. The assumptions used in the Monte Carlo model, outside of projections of market results, are outlined in the following table:

	Nine Months Ended
	October 2, 2015	October 3, 2014
Weighted average grant date fair value per share	$25.87	$16.13
Weighted average assumptions used:
Expected volatility	43.83%	48.40%
Expected lives (in years)	2.99	2.98
Risk free interest rate	1.06%	0.80%
Expected dividend yield	—%	—%

As of October 2, 2015 we had approximately $123 million of unamortized expense, net of expected forfeitures, which is being amortized on a straight-line basis to additional paid-in capital over a period of four years for RSUs and three years for TSRs and performance-based RSUs (“PRSUs”). Under the terms of the RSU, TSR and PRSU award agreements, common shares underlying these awards are issued to the participant upon vesting of the award based on the passage of time for the RSUs and based on both the passage of time and performance results for the TSRs and PRSUs.

A summary of changes in the RSUs, TSRs and PRSUs outstanding under the 2011 Plan during the nine months endedOctober 2, 2015 is presented below:

	RSUs, TSRs and PRSUs (in thousands)	Wtd. Avg. Grant Date Fair Value Per Share
Non-vested RSU, TSR and PRSU balance at January 1, 2015	9,758	$15.03
Granted	4,766	$26.24
Issued	(2,517)	$15.12
Terminated, canceled or expired	(953)	$16.86

Non-vested RSU, TSR and PRSU balance at October 2, 2015	11,054	$19.69

The weighted average grant date fair value of all RSUs and TSRs granted during the first nine months of 2015 and 2014 was $26.24 per share and $15.89 per share, respectively. The total intrinsic value of RSUs, TSRs and PRSUs issued under this plan during the first nine months of 2015 and 2014 was $86 million and $42 million, respectively.

The Company purchased $9 million of treasury shares during the first nine months of October 2, 2015 related to the withholding of common shares used to satisfy employee tax obligations in connection with the vesting of RSUs.

Employee Share Purchase Plan

Upon completion of our initial public offering in 2011, we initiated an Employee Share Purchase Plan (“ESPP”), as amended and restated during the annual shareholder’s meeting on May 8, 2014. Under the ESPP, eligible participants are allowed to purchase common shares of Freescale through payroll deductions of up to 15% of their compensation on an after-tax basis. The price an employee pays per share is 85% of the fair market value of the common shares on the close of the last trading day of the purchase period. The ESPP has two six-month purchase periods, the first of which begins on January 1 and the second of which begins on July 1. On January 5, 2015, approximately 690 thousand common shares of Freescale were issued to participating employees under the ESPP for the second half of 2014 purchase period at a discounted price of $21.45 per share. On July 2, 2015, approximately 452 thousand common shares of Freescale were issued to participating employees under the ESPP for the first half of 2015 purchase period at a discounted price of $33.97 per share. Due to the pending closure of the Proposed Merger, the second half of 2015 ESPP was closed and the plan was terminated on September 4, 2015 on which date approximately 173 thousand common shares were issued at a discounted price of $30.24. During both the first nine months of 2015 and 2014, we recognized $4 million of compensation costs related to the 15% discount offered under this plan.

(7)	Income Taxes

During the third quarter and first nine months of 2015, we recorded an income tax provision of $21 million and $55 million, respectively, which included income tax expense of $1 million and $13 million, respectively, associated with discrete events. The discrete expense in the third quarter and first nine months of 2015 was primarily related to an increase in the domestic valuation allowance resulting from the deferred tax asset created by the excess tax benefits from share-based awards during the period. The excess tax benefits resulted from deductions related to equity compensation in excess of compensation recognized for financial reporting and were recorded in additional paid-in capital in accordance with ASC Subtopic 740, “Income Taxes” (“ASC Topic 740”). This discrete expense for the first nine months of 2015 also includes a benefit recognized in connection with tax law changes in one of our foreign jurisdictions.

For the third quarter and first nine months of 2014, we recorded an income tax (benefit) provision of $(2) million and $25 million, respectively, predominately related to our foreign operations which included $(4) million and $2 million, respectively, of income tax expense associated with discrete events. The discrete benefit in the third quarter of 2014 was related to (i) a partial release of foreign valuation allowance due to realizability of foreign research credits and (ii) the impact of adjustments necessary in connection with tax returns filed during the period. The discrete expense for the first nine months of 2014 also included an increase in the domestic valuation allowance resulting from the deferred tax asset created by the excess tax benefit from share-based awards during the period.

Income taxes for the interim periods presented have been included in the condensed consolidated financial statements on the basis of an estimated annual effective tax rate. Our effective tax rate is impacted by the mix of earnings and losses by taxing jurisdictions. Although the Company is a Bermuda entity with a statutory income tax rate of zero, the earnings of many of the Company’s subsidiaries are subject to taxation in the U.S. and other foreign jurisdictions.

We incur minimal income tax expense on our U.S. earnings due to valuation allowances recorded on substantially all the Company’s U.S. net deferred tax assets. ASC Topic 740 requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more-likely-than-not that some portion or all of the recorded deferred tax assets will not be realized in a future period. Such assessment is required on a jurisdiction by jurisdiction basis. We have concluded that it is more-likely-than-not that our domestic deferred tax assets will not be realized in their entirety, and therefore, we have retained a valuation allowance against substantially all the domestic deferred tax assets. In our assessment of the need for a domestic valuation allowance, we heavily weighted the following negative evidence: (i) the U.S. Company has experienced a lack of historical operational profitability, exclusive of foreign intercompany dividends; (ii) the forecasted reversal of existing temporary differences does not create taxable income; and, (iii) the Company operates in a highly cyclical industry. In addition, we recorded valuation allowances in certain foreign jurisdictions after considering all positive and negative factors as to the recoverability of these assets. The valuation allowance on our U.S. deferred tax assets at October 2, 2015 was $1.1 billion. Any release of the valuation allowance will be recorded as a tax benefit increasing net earnings.

The Company does not expect the liability for unrecognized tax benefits to decrease substantially in the next twelve months. Certain of our income tax returns for the 2004 through 2013 tax years are currently under examination by various taxing authorities around the world. Although the resolution of open audits is highly uncertain, management considers it unlikely that the results of these examinations will have a material impact on our financial condition or results of operations.

(8)	Commitments and Contingencies

Commitments

Product purchase commitments associated with strategic manufacturing relationships with our wafer foundries and for assembly and test services include take or pay provisions based on volume commitments for work in progress and forecasted demand based on 18-month rolling forecasts, which are adjusted monthly. The commitment under these relationships was $120 million as of October 2, 2015.

Litigation

We are a defendant in various lawsuits and are subject to various claims which arise in the normal course of business. From time to time, we are involved in legal proceedings arising in the ordinary course of business, including tort, contractual and customer disputes, claims before the United States Equal Employment Opportunity Commission and other employee grievances, and intellectual property litigation and infringement claims. Under agreements with Motorola Inc. (“Motorola”), Freescale Inc. must indemnify Motorola for certain liabilities related to our business incurred prior to our separation from Motorola in 2004.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, require us to make material changes to our products and/or manufacturing processes, require us to cross-license certain of our patents and other intellectual property and/or prohibit us from manufacturing or selling one or more products in certain jurisdictions, which could adversely impact our operating results in future periods.

With the support from our in-house and outside counsel and based on their best estimate, we record an accrual for any claim that arises whenever we consider it is probable we are exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to us and based on our best estimate, we also reevaluate at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

Motorola has been named as a defendant in seven multi-plaintiff suits filed in the Circuit Court of Cook County, Illinois and is aware of seven additional claims that will likely be filed in the same venue. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 60 individuals. The seven suits and additional claims allege exposures that occurred between 1965 and 2006. Each suit is seeking an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has recently indicated they will seek substantial damages for the entire inventory of claims which, if proven and recovered, the Company considers to be material. Pursuant to the Freescale, Inc. indemnification indicated above, we are responsible for Motorola’s liabilities, a portion of which will be reimbursed to Freescale, Inc. once Motorola receives an indemnification payment from its insurance coverage. We and Motorola have denied liability for these alleged injuries based on numerous defenses. Motorola has insurance coverage for all of the years indicated above at differing levels of initial self insurance. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases.

The first trial to determine liability and compensatory damages with respect to one of the 60 individuals was scheduled to commence on October 19, 2015. The court issued an order dismissing the case and two other claims pending completion of a confidential settlement reached by Motorola. The settlement is partially covered by Motorola’s insurance. Pursuant to the Freescale, Inc. indemnification indicated above, we are responsible for Motorola’s liabilities associated with the settlement after consideration of insurance coverage; however, our indemnification of this amount does not have a material negative impact on our financial position, results of operations or cash flows. In light of this initial settlement by Motorola and our indemnification of Motorola, we have recorded a loss contingency as of October 2, 2015 representing our indemnification of such settlement and our current estimate of the potential exposure on the remaining multi-plaintiff suits and claims covering the remaining 57 individuals. The loss contingency accrual of $25 million is reflected in reorganization of business, merger expenses and other and represents the low end of our current estimate of the range of potential outcomes as no point within the range is more likely than another. This range includes the insurance coverage available to Motorola and was derived based on applying the resolution experienced in the settled cases to the substantial damages for the entire inventory of claims indicated above. It is generally difficult to predict what the eventual outcome will be, and when these matters may be resolved due to the differing details of the individual claims, limited discovery taken to date, the extended timeline over which it will take to resolve the remaining 57 individual claims, and the inherently uncertain outcome of litigation. Given these uncertainties, the amounts accrued may not be indicative of the amounts of the ultimate actual liability and will be refined as additional information develops. We intend to continue to vigorously defend our position that we have no liability associated with these claims.

Historically, legal actions have not had a material adverse effect on our business, results of operations or financial condition. The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and our best estimate of such losses for those cases for which such estimate can be made. For certain claims, we believe that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the uncertainty of the various potential outcomes of such claims. Accordingly, our estimate will change from time to time, and actual losses may be more than the current estimate. As of October 2, 2015, we believe that for all litigation pending our aggregate exposure to loss could range between $25 million and approximately $110 million.

(9)	Reorganization of Business, Merger Expenses and Other

Nine months ended October 2, 2015

Strategic Realignment

We have continued to shift our research and development investment and sales force to accelerate growth and improve profitability (the “Strategic Realignment”). Since the inception of the plan in late 2012, we have recorded a total of $129 million in net charges to reorganization of business, merger expenses and other for employee termination benefits and other exit costs in connection with re-allocating research and development resources and re-aligning sales resources, as further described in this section.

At each reporting date, we evaluate our accruals for exit costs and employee separation costs, which consist primarily of termination benefits (principally severance payments), to ensure that our accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out our plans or because employees previously identified for separation resign unexpectedly and do not receive severance or are redeployed due to circumstances not foreseen when the original plans were initiated. We reverse accruals to earnings when it is determined they are no longer required.

The following table displays a roll-forward from January 1, 2015 to October 2, 2015 of the employee separation and exit cost accruals established related to the Strategic Realignment:

(in millions, except headcount)	Accruals at January 1, 2015	Charges	Adjustments	Usage	Accruals at October 2, 2015
Employee Separation Costs
Supply chain	$4	$2	$(2)	$(4)	$—
Research and development	13	15	(3)	(21)	4
Selling, general and administrative	7	2	—	(7)	2

Total	$24	$19	$(5)	$(32)	$6

Related headcount	375	315	(110)	(520)	60

During the first nine months of 2015, we incurred $19 million of additional employee separation charges related to the continued execution of this strategic plan. Additionally, we reversed $5 million of accruals for employees previously identified for separation who resigned unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. The $32 million used reflects cash payments made to employees separated as part of the plan during the first nine months of 2015. The accrual of $6 million at October 2, 2015 reflects the estimated liability to be paid to the remaining 60 employees to be separated through 2016, along with previously separated employees still receiving severance benefits, based on current exchange rates.

Reorganization of Business Program

In 2008, we began executing a series of restructuring initiatives that streamlined our cost structure and re-directed some research and development investments into expected growth markets (the “Reorganization of Business Program”). Since the inception of the plan, we have recorded $244 million in net charges to reorganization of business, merger expenses and other. The only remaining actions relating to this reorganization program are the decommissioning of the land and buildings at our Toulouse, France manufacturing facility and payment of the remaining separation costs.

The following table displays a roll-forward from January 1, 2015 to October 2, 2015 of the employee separation cost accruals established related to the Reorganization of Business Program:

(in millions, except headcount)	Accruals at January 1, 2015	Charges	Adjustments & Currency Impact	Usage	Accruals at October 2, 2015
Employee Separation Costs
Supply chain	$8	$—	$(1)	$—	$7
Research and development	1	—	—	—	1

Total	$9	$—	$(1)	$—	$8

There were less than $1 million of cash payments made to employees separated as part of the Reorganization of Business Program during the first nine months of 2015. We adjusted our anticipated future severance payments by $1 million to incorporate the currency impact in the above presentation, reflecting the strengthening of the U.S. dollar against the Euro during the first nine months of 2015. The accrual of $8 million at October 2, 2015 reflects the estimated liability to be paid through 2015 to previously separated employees still receiving severance benefits and for outplacement services and other severance-related costs, based on current exchange rates.

Disposition Activities

During first nine months of 2015, we recorded $2 million in charges related to on-going closure and decommissioning costs for our Toulouse, France manufacturing facility. Additionally, during the first nine months of 2015, we incurred a $1 million charge associated with the liquidation of the remaining assets of one of our former foreign subsidiaries.

Merger and Other Expenses

During first nine months of 2015, we recorded expenses consisting primarily of legal costs, retention incentives and dedicated resources associated with the Proposed Merger and accrued an estimated charge in the third quarter related to the Freescale, Inc. indemnification of Motorola for certain liabilities related to our business activities prior to our separation from Motorola in 2004.

Nine months ended October 3, 2014

Strategic Realignment

The following table displays a roll-forward from January 1, 2014 to October 3, 2014 of the employee separation and exit cost accruals established related to the Strategic Realignment:

(in millions, except headcount)	Accruals at January 1, 2014	Charges	Adjustments	Used	Accruals at October 3, 2014
Employee Separation Costs
Supply chain	$5	$2	$—	$(5)	$2
Research and development	2	7	—	(5)	4
Selling, general and administrative	4	4	—	(5)	3

Total	$11	$13	$—	$(15)	$9

Related headcount	170	115	—	(210)	75

Exit and Other Costs	$8	$—	$(1)	$(4)	$3

During the first nine months of 2014, we incurred $13 million of additional employee separation charges related to the continued implementation of this strategic plan. The $15 million used reflects cash payments paid to employees separated as part of the Strategic Realignment during the first nine months of 2014.

Additionally, we recorded an adjustment of $1 million to our previously estimated cost to vacate underutilized office space in Austin, Texas in accordance with ASC Topic 420, “Exit or Disposal Cost Obligations,” during the first quarter of 2014.

Reorganization of Business Program

The following table displays a roll-forward from January 1, 2014 to October 3, 2014 of the employee separation accruals established related to the Reorganization of Business Program:

(in millions, except headcount)	Accruals at January 1, 2014	Charges	Adjustments & Currency Impact	Usage	Accruals at October 3, 2014
Employee Separation Costs
Supply chain	$17	$—	$(1)	$(5)	$11
Research and development	1	—	—	—	1
Selling, general and administrative	1	—	—	(1)	—

Total	$19	$—	$(1)	$(6)	$12

Related headcount	30	—	—	(20)	10

The $6 million used reflects cash payments made to employees separated as part of the Reorganization of Business Program during the first nine months of 2014 consisting of payments for severance benefits, outplacement services and other severance-related costs. We adjusted our anticipated future severance payments by $1 million to incorporate the currency impact in the above presentation reflecting the strengthening of the U.S. dollar against the Euro during the first nine months of 2014.

Disposition Activities

During the first nine months of 2014 and in connection with the closure of the Toulouse, France manufacturing facility, we recorded a $4 million charge related to on-going closure and decommissioning costs. We also recorded a charge of $6 million related to demolition costs incurred to prepare our former manufacturing facility located in Sendai, Japan for sale.

(10)	Supplemental Guarantor Condensed Consolidating Financial Statements

Pursuant to the terms of our acquisition by a consortium of private equity funds (“Sponsors”) in a transaction referred to as the “Merger” in December 2006, Freescale Inc. continues as a wholly-owned indirect subsidiary of Freescale Ltd. The reporting entity subsequent to the Merger is Freescale Ltd.

As a result of the Merger and subsequent debt redemption and refinancing transactions, we had $1,460 million aggregate principal amount of Senior Notes outstanding as of October 2, 2015, as further discussed in Note 4, “Debt.” The senior secured notes are jointly and severally guaranteed on a secured, senior basis, and the senior unsecured notes are jointly and severally guaranteed on an unsecured, senior basis, and in each case, are subject to certain exceptions, by Freescale Ltd., its wholly owned direct and indirect subsidiaries created in connection with the Merger, and SigmaTel, LLC (together, the “Guarantors”). Each Guarantor fully and unconditionally guarantees, jointly and severally with the other Guarantors, as a primary obligor and not merely as a surety, the due and punctual payment and performance of the obligations. As of October 2, 2015, other than SigmaTel, LLC, none of Freescale Inc.’s domestic or foreign subsidiaries (“Non-Guarantors”) guarantee the Senior Notes or Credit Facility. In the future, other subsidiaries may be required to guarantee all or a portion of the Senior Notes, if and to the extent they guarantee the Credit Facility. (The relationship between the Company and the parent companies is defined and discussed in Note 1, “Basis of Presentation and Principles of Consolidation,” to our consolidated financial statements in the Annual Report.)

The following tables present our results of operations, financial position and cash flows of Freescale Ltd., the Guarantors, Freescale Inc., the Non-Guarantors and eliminations for the three and nine months endedOctober 2, 2015 and October 3, 2014 and as of October 2, 2015 and December 31, 2014, to arrive at the information on a consolidated basis:

	Supplemental Condensed Consolidating Statement of Operations For the Three Months Ended October 2, 2015
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$1,405	$1,432	$(1,717)	$1,120
Cost of sales	—	—	952	1,346	(1,717)	581

Gross margin	—	—	453	86	—	539
Research and development	—	—	130	67	—	197
Selling, general and administrative	2	—	156	44	(87)	115
Amortization expense for acquired intangible assets	—	—	4	—	—	4
Reorganization of business, merger expenses and other	—	—	33	2	—	35

Operating (loss) earnings	(2)	—	130	(27)	87	188
Loss on extinguishment or modification of long-term debt	—	—	(19)	—	—	(19)
Other income (expense), net	107	107	1	93	(376)	(68)

Earnings before income taxes	105	107	112	66	(289)	101
Income tax expense	—	—	2	19	—	21

Net earnings	$105	$107	$110	$47	$(289)	$80

	Supplemental Condensed Consolidating Statement of Comprehensive Earnings For the Three Months Ended October 2, 2015
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net earnings	$105	$107	$110	$47	$(289)	$80
Other comprehensive (loss) earnings, net of tax:
Derivative instruments adjustments:
Unrealized losses arising during the period	—	—	(25)	—	—	(25)
Reclassification adjustment for items in net earnings	—	—	6	—	—	6
Post-retirement adjustments:
Gains arising during the period	—	—	—	—	—	—
Amortization of actuarial (losses) gains in net earnings	—	—	(3)	1	—	(2)

Other comprehensive (loss) earnings	—	—	(22)	1	—	(21)

Comprehensive earnings	$105	$107	$88	$48	$(289)	$59

	Supplemental Condensed Consolidating Statement of Operations For the Three Months Ended October 3, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$1,606	$1,637	$(2,030)	$1,213
Cost of sales	—	—	1,126	1,555	(2,030)	651

Gross margin	—	—	480	82	—	562
Research and development	—	—	139	74	—	213
Selling, general and administrative	1	—	176	54	(109)	122
Amortization expense for acquired intangible assets	—	—	4	—	—	4
Reorganization of business, merger expenses and other	—	—	3	5	—	8

Operating (loss) earnings	(1)	—	158	(51)	109	215
Loss on extinguishment or modification of long-term debt	—	—	(10)	—	—	(10)
Other income (expense), net	140	141	(7)	115	(471)	(82)

Earnings before income taxes	139	141	141	64	(362)	123
Income tax benefit	—	—	—	(2)	—	(2)

Net earnings	$139	$141	$141	$66	$(362)	$125

	Supplemental Condensed Consolidating Statement of Comprehensive Earnings For the Three Months Ended October 3, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net earnings	$139	$141	$141	$66	$(362)	$125

Other comprehensive (loss) earnings, net of tax:
Derivative instrument adjustments:
Unrealized gains arising during the period	—	—	(9)	—	—	(9)
Reclassification adjustment for items in net earnings	—	—	(2)	—	—	(2)
Post-retirement adjustments:
Amortization of actuarial gains included in net earnings (loss)	—	—	(1)	1	—	—

Other comprehensive (loss) earnings	—	—	(12)	1	—	(11)

Comprehensive earnings	$139	$141	$129	$67	$(362)	$114

	Supplemental Condensed Consolidating Statement of Operations For the Nine Months Ended October 2, 2015
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$4,400	$4,562	$(5,475)	$3,487
Cost of sales	—	—	3,004	4,290	(5,475)	1,819

Gross margin	—	—	1,396	272	—	1,668
Research and development	—	—	423	212	—	635
Selling, general and administrative	6	—	478	151	(276)	359
Amortization expense for acquired intangible assets	—	—	14	—	—	14
Reorganization of business and other	—	—	64	3	—	67

Operating (loss) earnings	(6)	—	417	(94)	276	593
Loss on extinguishment or modification of long-term debt	—	—	(49)	—	—	(49)
Other income (expense), net	374	374	41	293	(1,299)	(217)

Earnings before income taxes	368	374	409	199	(1,023)	327
Income tax expense	—	—	27	28	—	55

Net earnings	$368	$374	$382	$171	$(1,023)	$272

Supplemental Condensed Consolidating Statement of Comprehensive Earnings For the Nine Months Ended October 2, 2015
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net earnings	$368	$374	$382	$171	$(1,023)	$272

Other comprehensive earnings, net of tax:
Derivative instrument adjustments:
Unrealized losses arising during the period	—	—	(33)	—	—	(33)
Reclassification adjustment for items included in net earnings	—	—	12	—	—	12
Post-retirement adjustments:
Gains arising during the period	—	—	101	—	—	101
Amortization of actuarial (losses) gains included in net earnings	—	—	(4)	3	—	(1)

Other comprehensive earnings	—	—	76	3	—	79

Comprehensive earnings	$368	$374	$458	$174	$(1,023)	$351

Supplemental Condensed Consolidating Statement of Operations For the Nine Months Ended October 3, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$4,528	$4,730	$(5,727)	$3,531
Cost of sales	—	—	3,197	4,457	(5,727)	1,927

Gross margin	—	—	1,331	273	—	1,604
Research and development	—	—	417	225	—	642
Selling, general and administrative	5	—	506	170	(305)	376
Amortization expense for acquired intangible assets	—	—	11	—	—	11
Reorganization of business and other	—	—	7	18	—	25

Operating (loss) earnings	(5)	—	390	(140)	305	550
Loss on extinguishment or modification of long-term debt	—	—	(69)	—	—	(69)
Other income (expense), net	294	295	(21)	314	(1,150)	(268)

Earnings before income taxes	289	295	300	174	(845)	213
Income tax expense	—	—	5	20	—	25

Net earnings	$289	$295	$295	$154	$(845)	$188

Supplemental Condensed Consolidating Statement of Comprehensive Earnings For the Nine Months Ended October 3, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Net earnings	$289	$295	$295	$154	$(845)	$188

Other comprehensive (loss) earnings, net of tax:
Derivative instrument adjustments:
Unrealized losses arising during the period	—	—	(3)	—	—	(3)
Post-retirement adjustments:
Amortization of actuarial (losses) gains included in net earnings	—	—	(3)	2	—	(1)

Other comprehensive (loss) earnings	—	—	(6)	2	—	(4)

Comprehensive earnings	$289	$295	$289	$156	$(845)	$184

Supplemental Condensed Consolidating Balance Sheet October 2, 2015
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$3	$—	$65	$484	$—	$552
Inter-company receivable	246	—	567	460	(1,273)	—
Accounts receivable, net	—	—	159	428	—	587
Inventory, net	—	—	333	433	—	766
Other current assets	—	—	94	60	—	154

Total current assets	249	—	1,218	1,865	(1,273)	2,059
Property, plant and equipment, net	—	—	355	402	—	757
Investment in affiliates	(3,325)	(3,098)	1,435	—	4,988	—
Intangible assets, net	—	—	52	—	—	52
Inter-company note receivable	—	127	—	354	(481)	—
Other assets, net	—	—	123	168	—	291

Total assets	$(3,076)	$(2,971)	$3,183	$2,789	$3,234	$3,159

Liabilities and shareholders’ (deficit) equity
Current portion of long-term debt and capital lease obligations	$—	$—	$35	$—	$—	$35
Inter-company payable	—	—	509	764	(1,273)	—
Accounts payable	—	—	267	147	—	414
Accrued liabilities and other	3	—	225	118	—	346

Total current liabilities	3	—	1,036	1,029	(1,273)	795
Long-term debt	—	—	5,060	—	—	5,060
Inter-company note payable	—	354	—	127	(481)	—
Other liabilities	—	—	185	198	—	383

Total liabilities	3	354	6,281	1,354	(1,754)	6,238

Total shareholders’ (deficit) equity	(3,079)	(3,325)	(3,098)	1,435	4,988	(3,079)

Total liabilities and shareholders’ (deficit) equity	$(3,076)	$(2,971)	$3,183	$2,789	$3,234	$3,159

Supplemental Condensed Consolidating Balance Sheet December 31, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$—	$181	$511	$—	$696
Inter-company receivable	161	—	509	472	(1,142)	—
Accounts receivable, net	—	—	130	432	—	562
Inventory, net	—	—	335	410	—	745
Other current assets	—	—	105	61	—	166

Total current assets	165	—	1,260	1,886	(1,142)	2,169
Property, plant and equipment, net	—	—	349	401	—	750
Investment in affiliates	(3,710)	(3,710)	1,350	—	6,070	—
Intangible assets, net	—	—	51	8	—	59
Inter-company note receivable	—	123	1	166	(290)	—
Other assets, net	7	—	131	159	—	297

Total assets	$(3,538)	$(3,587)	$3,142	$2,620	$4,638	$3,275

Liabilities and shareholders’ (deficit) equity
Current portion of long-term debt and capital lease obligations	$—	$—	$35	$—	$—	$35
Inter-company payable	—	—	501	641	(1,142)	—
Accounts payable	—	—	251	162	—	413
Accrued liabilities and other	—	—	260	137	—	397

Total current liabilities	—	—	1,047	940	(1,142)	845
Long-term debt	—	—	5,535	—	—	5,535
Inter-company note payable	43	123	—	124	(290)	—
Other liabilities	—	—	270	206	—	476

Total liabilities	43	123	6,852	1,270	(1,432)	6,856

Total shareholders’ (deficit) equity	(3,581)	(3,710)	(3,710)	1,350	6,070	(3,581)

Total liabilities and shareholders’ (deficit) equity	$(3,538)	$(3,587)	$3,142	$2,620	$4,638	$3,275

Supplemental Condensed Consolidating Statement of Cash Flows For the Nine Months Ended October 2, 2015
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Cash flow provided by (used for) operating activities	$83	$(226)	$401	$371	$(96)	$533

Cash flows from investing activities:
Purchases of property, plant and equipment	—	—	(66)	(71)	—	(137)
Acquisitions and strategic investment activity	—	—	(13)	(20)	—	(33)
Payments for purchased licenses and other assets	—	—	(29)	(25)	—	(54)
Proceeds from note receivable	—	—	4	—	—	4
Inter-company loans and capital transactions	(93)	(97)	(8)	(187)	385	—

Cash flow used for investing activities	(93)	(97)	(112)	(303)	385	(220)

Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations	—	—	(721)	—	—	(721)
Debt issuance proceeds, net of debt issuance costs	—	—	200	—	—	200
Proceeds from stock option exercises and ESPP share purchases	61	—	—	—	—	61
Excess tax benefits from share-based compensation plans	—	—	25	1	—	26
Payments for contractual arrangements	—	—	(2)	—	—	(2)
Purchases of treasury shares	(9)	—	—	—	—	(9)
Inter-company loans, dividends and capital transactions	(43)	323	93	(84)	(289)	—

Cash flow provided by (used for) financing activities	9	323	(405)	(83)	(289)	(445)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(12)	—	(12)

Net decrease in cash and cash equivalents	(1)	—	(116)	(27)	—	(144)
Cash and cash equivalents, beginning of period	4	—	181	511	—	696

Cash and cash equivalents, end of period	$3	$—	$65	$484	$—	$552

Supplemental Condensed Consolidating Statement of Cash Flows For the Nine Months Ended October 3, 2014
(in millions)	Freescale Ltd.	Guarantors	Freescale Inc.	Non-Guarantors	Eliminations	Consolidated
Cash flow provided by operating activities	$63	$—	$116	$262	$(101)	$340

Cash flows from investing activities:
Purchases of property, plant and equipment	—	—	(61)	(114)	—	(175)
Acquisitions and strategic investment activity	—	—	(11)	—	—	(11)
Proceeds from sale of property, plant and equipment and assets held for sale	—	—	1	—	—	1
Payments for purchased licenses and other assets	—	—	(38)	(25)	—	(63)
Inter-company loans and capital transactions	(820)	(824)	—	(4)	1,648	—

Cash flow used for investing activities	(820)	(824)	(109)	(143)	1,648	(248)

Cash flows from financing activities:
Retirements of and payments for long-term debt and capital lease obligations	—	—	(1,451)	—	—	(1,451)
Debt issuance proceeds, net of debt issuance costs	—	—	590	—	—	590
Proceeds from equity offering, net of offering costs	717	—	—	—	—	717
Proceeds from stock option exercises and ESPP share purchases	44	—	—	—	—	44
Excess tax benefits from share-based compensation plans	—	—	5	—	—	5
Inter-company loans, dividends and capital transactions	—	824	820	(97)	(1,547)	—

Cash flow provided by (used for) financing activities	761	824	(36)	(97)	(1,547)	(95)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(7)	—	(7)

Net increase (decrease) in cash and cash equivalents	4	—	(29)	15	—	(10)
Cash and cash equivalents, beginning of period	1	—	235	511	—	747

Cash and cash equivalents, end of period	$5	$—	$206	$526	$—	$737